Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte to Announce Third Quarter FYE26
Financial Results on December 9, 2025

HERZLIYA, Israel, November 25, 2025 - Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in investigative analytics software, today announced it will conduct a conference call on Tuesday, December 9, 2025, at 8:30am ET to review its third quarter fiscal 2026 financial results for the quarter ending October 31, 2025. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website at https://www.cognyte.com/investors/. Those interested in participating in the question-and-answer session need to register at https://register-conf.media-server.com/register/BIb7416098ccf4458dab35e1672badec8f to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

About Cognyte
Cognyte is a leading software-driven technology company, focused on solutions for data processing and investigative analytics that allow customers to generate Actionable Intelligence for a Safer World™. Cognyte’s solutions empower law enforcement, national security, national and military intelligence agencies, and other organizations to navigate an increasingly complex threat landscape. With offerings that leverage state-of-the-art technology, including Artificial Intelligence (AI), big data analytics and advanced machine learning, Cognyte helps customers make smarter, faster decisions with their data for successful outcomes. Hundreds of customers rely on Cognyte’s investigative analytics solutions to uncover critical insights from past events and anticipate emerging threats. By harnessing AI-driven intelligence, Cognyte accelerates investigations with exceptional speed and accuracy while enabling customers to better investigate, anticipate, predict and mitigate risks with greater precision. Learn more at www.cognyte.com.
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